Exhibit 5.1

SIMPSON THACHER & BARTLETT LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

______________________________________

TELEPHONE: +1-650-251-5000

March 18, 2021

CBRE Group, Inc.

CBRE Services, Inc.

2100 McKinney Avenue, 12th Floor

Dallas, Texas 75201

Ladies and Gentlemen:

We have acted as counsel to CBRE Group, Inc., a Delaware corporation (“Parent”), CBRE Services, Inc., a Delaware corporation (the “Company”), and the subsidiaries of the Company listed on Schedule I hereto (collectively, the “Subsidiary Guarantors”) in connection with the Registration Statement on Form S-3 (File No. 333-251514) (the “Registration Statement”), including the prospectus constituting a part thereof dated December 18, 2020 and the prospectus supplement dated March 15, 2021 to such prospectus (together, the “Prospectus”) filed by Parent, the Company and the Subsidiary Guarantors with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to the issuance by the Company of $500,000,000 aggregate principal amount of 2.500% Senior Notes due 2031 (the “Notes”) and the issuance by Parent and the Subsidiary Guarantors of the Guarantees (as defined below) with respect to the Notes.

We have examined the Registration Statement, the Underwriting Agreement, dated March 15, 2021 (the “Underwriting Agreement”), among Parent, the Company, the Subsidiary Guarantors and the underwriters named therein pursuant to which such underwriters have agreed to purchase the Notes, the Indenture, dated as of March 14, 2013 (the “Base Indenture”), among Parent, the Company, certain of the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as amended and supplemented by the Seventh Supplemental Indenture thereto, dated March 18, 2021 (the “Seventh Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among Parent,

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the Company, the Subsidiary Guarantors and the Trustee, duplicates of the global notes representing the Notes and the guarantees whose terms are set forth in the Indenture (the “Guarantees”). In addition, we have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of Parent, the Company and the Subsidiary Guarantors and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth.

In rendering the opinions set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We also have assumed that the Indenture is the valid and legally binding obligation of the Trustee.

In rendering the opinions set forth below, we have assumed further that each of CBRE Capital Markets, Inc., CBRE Capital Markets of Texas, LP, CBRE/LJM-Nevada, Inc. and CB/TCC Global Holdings Limited (collectively, the “Non-Covered Guarantors”) is validly existing and in good standing under the laws of the jurisdiction in which it is organized and has duly authorized, executed, issued and delivered the Underwriting Agreement, the Indenture and its Guarantee, as applicable, in accordance with its organizational documents and the laws of the jurisdiction in which it is organized, (2) the execution, issuance, delivery and performance by the Non-Covered Guarantors of the Underwriting Agreement, the Indenture and its Guarantee, as applicable, do not constitute a breach or violation of its organizational documents or violate the laws of the jurisdiction in which it is organized or any other jurisdiction (except that no such assumption is made with respect to the law of the State of New York) and (3) the execution, issuance, delivery and performance by the Non-Covered Guarantors of the Underwriting Agreement, the Indenture and its Guarantee, as applicable, do not constitute a breach or default under any agreement or instrument which is binding upon the Non-Covered Guarantors.

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Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that:

1.

Assuming due authentication thereof by the Trustee and upon payment and delivery in accordance with the provisions of the Underwriting Agreement, the Notes will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

2.

Assuming due authentication of the Notes by the Trustee and upon payment for and delivery of the Notes in accordance with the Underwriting Agreement, the Guarantees will constitute valid and legally binding obligations of Parent and the Subsidiary Guarantors enforceable against Parent and the Subsidiary Guarantors in accordance with their terms.

Our opinions set forth above are subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law), (iii) an implied covenant of good faith and fair dealing and (iv) to the effects of the possible judicial application of foreign laws or foreign governmental or judicial action affecting creditors’ rights. In addition, we express no opinion as to the validity, legally binding effect or enforceability of Section 110 of the Base Indenture relating to the separability of provisions of the Base Indenture.

We do not express any opinion herein concerning any law other than the law of the State of New York.

We hereby consent to the filing of this opinion letter as an exhibit to a Current Report on Form 8-K of Parent filed with the Commission and the incorporation by reference of this opinion into the Registration Statement and the Prospectus and to the use of our name under the caption “Legal Matters” in the Prospectus.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

Schedule I

Subsidiary Guarantors

	Name of Subsidiary Guarantor	Jurisdiction of Formation
1.	CBRE Consulting, Inc.	California
2.	CBRE Global Investors, Inc.	California
3.	CBRE Business Lending, Inc.	Delaware
4.	CBRE Clarion CRA Holdings, Inc.	Delaware
5.	CBRE Clarion REI Holding, Inc.	Delaware
6.	CBRE Global Investors, LLC	Delaware
7.	CBRE Government Services, LLC	Delaware
8.	CBRE GWS LLC	Delaware
9.	CBRE Holdings, LLC	Delaware
10.	CBRE, Inc.	Delaware
11.	CBRE/LJM Mortgage Company, L.L.C.	Delaware
12.	CBRE Partner, Inc.	Delaware
13.	CBRE Technical Services, LLC	Delaware
14.	CB/TCC, LLC	Delaware
15.	Insignia/ESG Capital Corporation	Delaware
16.	Trammell Crow Company, LLC	Delaware
17.	Trammell Crow Development & Investment, Inc.	Delaware
18.	CBRE/LJM - Nevada, Inc.	Nevada
19.	CBRE Capital Markets, Inc.	Texas
20.	CBRE Capital Markets of Texas, LP	Texas
21.	CB/TCC Global Holdings Limited	United Kingdom